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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                           National Auto Credit, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.05 per share
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                         (Title of Class of Securities)


                                   632900 10 6
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                      (CUSIP Number of Class of Securities)


                                 Henry Y.L. Toh
                             1980 Post Oak Boulevard
                                   Suite 1850
                              Houston, Texas 77056
                                  (713)393-3083
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Daniel D. Rubino
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  May 10, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 632900 10 6                                         Page 2 of 11 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Henry Y.L. Toh                                     S.S. ####-##-####
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,849,630
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              0
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,024,630
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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     This Schedule 13D is being filed on behalf of Henry Y.L. Toh, an individual, relating to the common stock, par value $.05 per share, of National Auto Credit, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the common stock of National Credit, Inc., par value $.05 per share. Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 30000 Aurora Road, Solon, Ohio 44139.

Item 2. Identity and Background.

     (a) This statement is filed by Henry Y.L. Toh ("Toh").

     (b) The business address of Toh is 1980 Post Oak Boulevard, Suite 1850, Houston, Texas 77056.

     (c) Toh is presently the Assistant Secretary and Director of I-Link Incorporated, Director of Four M. International, Inc., Director of Four Vines International, Inc. and President and Chief Executive Officer of Amerique Investments International Corp. Toh has been a director of the Company since December 22, 1998.

     (d) Toh has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Toh has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is


                                  3 of 11 Pages

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subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Toh is a citizen of the United States of America. Item 3. Source and Amount of Funds or Other Consideration.

     On May 10, 1999 the Company and Mr. Ernest C. Garcia II (for himself and on behalf of Verde Investments, Inc., in his capacity as President)("Garcia") entered into an agreement pursuant to which the Company acquired an option to purchase the 2,849,630 shares (the "Option") of Common Stock beneficially owned by Garcia (the "Option Agreement"). The Option was for an initial term of 45 days (as it may be extended, the "Term") at a purchase price of $1.50 per share. In consideration for the Option, the Company paid $1,000,000 from its working capital, all of which will be credited toward the aggregate exercise price payable by the Company upon exercise of the Option. On June 24, 1999, the Option was extended for an additional 45 days (the "First Extension"). In consideration for the First Extension, the Company paid $500,000 from its working capital, $250,000 of which will be credited toward the aggregate purchase price payable by the Company upon the exercise of the Option. Pursuant to a Letter Agreement, dated as of August 8, 1999, between the Company and Garcia (the "Letter Agreement"), the Option was extended for an additional 120 days (the "Second Extension"). In consideration for the Second Extension, the Company paid $1,000,000 from its working capital, $750,000 of which will be credited toward the aggregate exercise


                                  4 of 11 Pages

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price payable by the Company upon the exercise of the Option.

     In connection with the Option Agreement, Garcia issued an irrevocable proxy to vote all the shares of Common Stock subject to the Option to Toh, in his capacity as an individual (the "Proxy").

Item 4. Purpose of Transaction.

     Pursuant to the Proxy, Garcia constituted and appointed Toh the true and lawful attorney-in-fact and proxy of Garcia to attend all meetings of the stockholders of the Company, to receive notices thereof and to vote all 2,849,630 shares of Common Stock beneficially owned by Garcia.

     The acquisition of beneficial ownership of the Common Stock pursuant to the Proxy by Toh was effected because of the Company's desire to enter into the Option Agreement with Garcia and the Company's belief that the Proxy should be issued to a person acting in his individual capacity and not as a director of the Company.

     Toh, as an individual, (1) has sole voting power over the shares of Common Stock under the Option Agreement and (2) in connection with such voting power, has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing


                                  5 of 11 Pages

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vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     As a director of the Company, Toh has been awarded options to purchase 175,000 shares of Common and may from time to time in the future acquire additional options to purchase shares of Common Stock.

     Under the Option Agreement, the Company and Garcia also entered into an Escrow Agreement under which they appointed a third-party escrow agent to hold the 2,849,630 shares of Common Stock subject to the Option during the Term.

     In the event that the Company fails to exercise the Option during the Term,
(i) Garcia has the right so long as Garcia owns at least 2,500,000 shares of Common Stock to designate one member to the board of directors of the Company (which member shall be subject to approval by a majority of the Company's directors), (ii) Garcia shall have the right and the option (the "Shareholder


                                  6 of 11 Pages

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Option") to purchase up to 2,849,630 shares of Common Stock from the Company, in whole or in part, at a per share price equal to the lower of (A) $.89 (as amended by the August 8, 1999 Letter Agreement) or (B) the average of the daily closing sale price of the Common Stock over the 10 days immediately preceding the expiration of the Term. The Shareholder Option is exercisable (if at all) for a period of 30 days following expiration of the Term.

     Garcia also agreed with the Company pursuant to the Option Agreement that for a period of one year, Garcia will not take any action which adversely impacts or interferes with (i) the business and operations of the Company, (ii) completion of the audit of the Company's financial statements, (iii) existence, composition, function or purpose of the Special Committee of the Company's board of directors, (iv) efforts of the Company to preserve and maximize its assets,
(v) efforts of the Company to restore public confidence in the Company. Garcia also agreed that for a period of one year, Garcia will not acquire beneficial ownership of any additional shares of Common Stock without prior consent of the Company. The above described provisions will terminate if the Company fails to exercise the Option.

     The summary of certain provisions of the Option Agreement, the Proxy, the Escrow Agreement and the Letter Agreement is qualified in its entirety by reference to the Option Agreement, a copy of which is set forth as Exhibit 1 hereto and is incorporated herein by reference, the Proxy, a copy of which is set forth as Exhibit 2 hereto and is incorporated herein by reference, the Escrow Agreement, a copy of which is set forth as Exhibit 3 hereto and is


                                  7 of 11 Pages

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incorporated herein by reference and the Letter Agreement, a copy of which is set forth as Exhibit 4 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     (a) As of September 3, 1999, Toh may be deemed to beneficially own 3,024,630 shares of Common Stock by reason of his appointment by Garcia as proxy under the Option Agreement and his ownership of options to purchase shares of Common Stock. As of September 3, 1999, 3,024,630 shares of Common Stock which may be deemed to be beneficially owned by Toh represented approximately 10.6% of the outstanding shares of Common Stock, based on the 28,643,477 shares of Common Stock outstanding as of August 2, 1999 as reported by the Company in its Definitive Proxy Statement on Schedule 14A filed on August 23, 1999.

     (b) Toh has sole power to vote or direct the vote of 2,849,630 shares of Common Stock. Pursuant to the Option Agreement, the Company has the indirect power to dispose or to direct the disposition of the 2,849,630 shares of Common Stock as a result of the existence of the Option and the Company's ability to exercise the Option.

     (c) None.

     (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.


                                  8 of 11 Pages

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Item 6. Contracts, Arrangements, Understandings or Relationships With
        Respect to Securities of the Issuer.

     See Items 3 and 4.

     As a director of the Company, Toh is party to two (2) stock option agreements with the Company pursuant to which he has been awarded options to purchase a total of 175,000 shares of Common Stock. The two (2) stock option agreements are attached hereto as Exhibit 5 and Exhibit 6 and are incorporated herein by reference.

     Except as set forth above and in Section 3 and Section 4, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

1. Option Agreement, dated May 10, 1999, by and among the Company, Ernest Garcia II (on his own behalf and, for the purposes of certain provisions of the agreement, on behalf of Verde Investments, Inc., in his capacity as President) and Steven Johnson (for purposes of certain portions of the agreement only).

2. Irrevocable Proxy of Ernest C. Garcia II and Verde Investments, Inc. in favor of Henry Toh, dated May 10, 1999.

3. Escrow Agreement, dated as if May 10, 1999, by and among the Company, Ernest C. Garcia II and Gordon, Fournaris & Mammarella, as Escrow Agent.

4. Letter Agreement, dated as of August 8, 1999, by and among the Company, Ernest Garcia II (on his own behalf and, for the purposes of certain provisions of the agreement, on behalf of Verde Investments, Inc., in his capacity as President) and Steven Johnson (for purposes of certain portions of the agreement only).

5. Stock Option Agreement pursuant to which the Company grants Henry Toh options to purchase 75,000 shares of Common Stock.

6. Stock Option Agreement pursuant to which the Company grants Henry Toh options to purchase 100,000 shares of Common Stock.


                                  9 of 11 Pages

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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 3, 1999               /s/ Henry Y.L. Toh
                                        ------------------------------
                                        Henry Y.L. Toh


                                 10 of 11 Pages

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                                  Exhibit Index
                                  -------------

1. Option Agreement, dated May 10, 1999, by and among the Company, Ernest Garcia II (on his own behalf and, for the purposes of certain provisions of the agreement, on behalf of Verde Investments, Inc., in his capacity as President) and Steven Johnson (for purposes of certain portions of the agreement only).

2. Irrevocable Proxy of Ernest C. Garcia II and Verde Investments, Inc. in favor of Henry Toh, dated May 10, 1999.

3. Escrow Agreement, dated as if May 10, 1999, by and among the Company, Ernest C. Garcia II and Gordon, Fournaris & Mammarella, as Escrow Agent.

4. Letter Agreement, dated as of August 8, 1999, by and among the Company, Ernest Garcia II (on his own behalf and, for the purposes of certain provisions of the agreement, on behalf of Verde Investments, Inc., in his capacity as President) and Steven Johnson (for purposes of certain portions of the agreement only).

5. Stock Option Agreement pursuant to which the Company grants Henry Toh options to purchase 75,000 shares of Common Stock.

6. Stock Option Agreement pursuant to which the Company grants Henry Toh options to purchase 100,000 shares of Common Stock.


                                 11 of 11 Pages